SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7 )*


                             ALBERTO-CULVER COMPANY
                                (Name of Issuer)


                 CLASS B COMMON STOCK, $.22 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    013068101
                                 (CUSIP Number)
Marshall E. Eisenberg (312)269-8020          Bernice E. Lavin
NEAL, GERBER & EISENBERG                     2525 Armitage Avenue
Two North LaSalle St., Suite 2200            Melrose Park, IL  60160
Chicago, IL  60602                          (708) 450-3101
--------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 23, 1997
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 8 Pages

----------------------                                    ---------------------
CUSIP NO. 013068101                 13D                     Page 2 of 8 Pages
----------------------                                    ---------------------
--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Bernice E. Lavin
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                             (a)

                                                             (b)         X


--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable.
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S. citizen

--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER
                                                  2,664,868
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER

    OWNED BY                                        180,300
                               -------------------------------------------------
      EACH                          9      SOLE DISPOSITIVE POWER

   REPORTING                                      2,664,868
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                          180,300

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,845,168
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

              Excluded are 2,781,378 Class B shares held by Lavin's spouse as trustee or co-trustee of trusts for his benefit.  Lavin has no beneficial interest in such shares and beneficial interest in them
              is disclaimed.                                                 X
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       16.97%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       IN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ---------------------
CUSIP NO. 013068101                  13D                     Page 3 of 8 Pages
----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Bernice E. Lavin Trust u/a/d 12/18/87
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                             (a)
                                                             (b)    x

--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

--------------------------------------------------------------------------------
                                    7      SOLE VOTING POWER
     NUMBER
                                             1,860,530
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER

    OWNED BY                                  -0-
                               -------------------------------------------------
      EACH                          9      SOLE DISPOSITIVE POWER

   REPORTING                                  1,860,530
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                    -0-

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            1,860,530

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.                                       X

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                          11.10%

--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                         00

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ---------------------
CUSIP NO. 013068101                  13D                     Page 4 of 8 Pages
----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       BEL February 1996 Grantor Annuity Trust
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                              (a)
                                                              (b)   x


--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

--------------------------------------------------------------------------------
                                   7      SOLE VOTING POWER
     NUMBER
                                                    477,474
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                       8      SHARED VOTING POWER

    OWNED BY                                        -0-
                               -------------------------------------------------
      EACH                          9      SOLE DISPOSITIVE POWER

   REPORTING                                        477,474
                               -------------------------------------------------
     PERSON                        10      SHARED DISPOSITIVE POWER

      WITH                                          -0-

-------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         477,474

--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.

--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       2.85%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ---------------------
CUSIP NO. 013068101                  13D                     Page 5 of 8 Pages
----------------------                                    ---------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   BEL January 1995 Grantor Annuity Trust
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                (a)
                                                                (b)  x
--------------------------------------------------------------------------------
     3        SEC USE ONLY

--------------------------------------------------------------------------------
     4        SOURCE OF FUNDS *

                       Not applicable
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Illinois Trust

--------------------------------------------------------------------------------
                                7      SOLE VOTING POWER
     NUMBER
                                         0
    OF SHARES
                               -------------------------------------------------
 BENEFICIALLY                   8      SHARED VOTING POWER

    OWNED BY                             0
                               -------------------------------------------------
      EACH                      9      SOLE DISPOSITIVE POWER

   REPORTING                             0
                               -------------------------------------------------
     PERSON                     10     SHARED DISPOSITIVE POWER

      WITH                               0

--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       0
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES *

                    Not applicable.
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                       0%
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON *

                       00
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                  ---------------------
CUSIP NO. 013068101               13D                          Page 6 of 8 Pages
------------------------                                  ---------------------

Item 1.           Security and Issuer.

   Title of Class of Securities: Class B Common Stock, $.22
                                 par value per share (the "shares" or "Class B shares")

   Name and Address of Issuer:   Alberto-Culver Company (the "Company")
                                 2525 Armitage Avenue
                                 Melrose Park, IL  60160

Item 2.           Identity and Background.

   (a) Name of Person Filing:   (1) Bernice E. Lavin ("Lavin")
                                (2) BEL February 1996 Grantor Annuity Trust
                                    ("February Trust")
                                (3) Bernice E. Lavin Trust
                                    u/a/d 12/18/87 ("December Trust")
                                (4) BEL January 1995 Grantor Annuity Trust
                                    ("January Trust")

   (b) Address: 1), 2), 3) and 4)   c/o Bernice E. Lavin
                                    2525 Armitage Avenue
                                    Melrose Park, IL  60160

   (c) Principal Business: 1) Lavin is a Director, Vice Chairman, Secretary and
                              Treasurer of the Company
                           2) Trust Administration
                           3) Trust Administration
                           4) Trust Administration

   (d) Prior Criminal Convictions:             None

   (e) Prior Civil Proceedings With
       Respect to Federal or State
       Securities Laws:                        None

   (f) Place of Organization:  (1)     U.S. citizen
                               (2)     Illinois trust
                               (3)     Illinois trust
                               (4)     Illinois trust

Item 3.           Source and Amount of Funds or Other Consideration.

         On January 23, 1997, Lavin, as co-trustee of the January Trust, transferred (i) 109,030, 109,030 and 109,030 Class B shares to Carol L. Bernick ("Mrs. Bernick"), as trustee or co-trustee of the trusts for the benefit of Lavin's adult children, including Mrs. Bernick and (ii) 3,371 Class B shares to herself as beneficiary. In addition, on January 23, 1997, Lavin as co-trustee of the February Trust, transferred 1,322,526 Class B shares to herself as beneficiary. Lastly, on January 23, 1997, Lavin individually transferred 1,325,897 Class B shares to herself as trustee of the December Trust.

Item 4.           Purpose of Transaction.

         Transfers of securities were for the Lavin family's estate planning rather than corporate purposes. The transfers were not undertaken for purposes of effecting any of the actions listed in this item.

Item 5.           Interest in Securities of the Issuer.

   (a)               (i)  Amount  of  Class B  Common  Stock  Beneficially
                     Owned: 2,845,168 shares total: 1,860,530 shares as trustee of the December Trust; 477,474 shares as co-trustee of the February Trust; 30,000 shares by Lavin Family Foundation (a charitable foundation of which Lavin is the Treasurer and a Director); and 150,300 shares and 326,864 shares, respectively, as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

---------------------                                    ---------------------
CUSIP NO. 013068101              13D                        Page 7 of 8 Pages
---------------------                                    ---------------------


                  (ii) Percentage of Class B Common Stock: 16.97% total: 11.10% as trustee of the December Trust; 2.85% as co-trustee of the February Trust; .18% by Lavin Family Foundation; and .9% and 1.9%, respectively, as co-trustee of a trust and sole trustee of trusts, respectively,  for the  benefit  of  Lavin's
                                    children  and   grandchildren   (based  upon
                                    16,766,240 shares  outstanding as of January
                                    23, 1997).

         (b)      Number of Shares as to Which Such Person Has:

                                                 January  February  December
                                      Lavin       Trust     Trust    Trust

      (i)   Sole power to vote:     2,664,868(1)   -0-   477,474(1) 1,860,530(1)

      (ii)  Shared power to vote:     180,300(2)   -0-       -0-          -0-

      (iii) Sole power to dispose:  2,664,868(1)   -0-   477,474(1) 1,860,530(1)

      (iv)  Shared power to dispose   180,300(2)   -0-        -0-         -0-

         (1) The above shares shown as owned by the February Trust and December Trust are reflected as sole power of Lavin and the trust because Lavin has sole voting and investment power with respect to the shares held by the trust. 326,864 shares are held as sole trustee of trusts for the benefit of Lavin's children and grandchildren.

         (2) 30,000 shares are held by Lavin Family Foundation; and 150,300 shares are held as co-trustee of a trust for the benefit of one of Lavin's adult children.


Lavin shares the power to vote and dispose of the 30,000 shares held by Lavin Family Foundation with her husband, Leonard H. Lavin, and Mrs. Bernick. Lavin is co-trustee together with Mrs. Bernick of a trust for the benefit of Mrs. Bernick which holds 150,300 shares. The following information is presented with respect to Leonard H. Lavin and Bernick, respectively.


    (i)      Name of Person:        Leonard H. Lavin
                                    Carol L. Bernick

    (ii)     Address:               2525 Armitage Avenue
                                    Melrose Park, Illinois 60160

    (iii)    Principal Business:    Leonard H. Lavin, an individual, is a
                                    Director and the Chairman of the Company.
                                    Carol L. Bernick, an individual, is a
                                    Director and Executive Vice President and
                                    Assistant Secretary of the Company and the President of Alberto-Culver USA, Inc., a subsidiary of the Company.

    (iv)     Prior Criminal                     None
             Convictions:

    (v)      Prior Civil Proceedings            None
             with Respect to Federal
             or State Securities Laws:

----------------------                                      --------------------
CUSIP NO. 013068101           13D                             Page 8 of 8 Pages
----------------------                                      --------------------


           (vi)     Place of Organization:                      U.S. Citizen

            An additional 2,781,378 shares are held by Lavin's husband as trustee or co-trustee of trusts for his benefit. Lavin has no beneficial interest in such shares and beneficial ownership of them is disclaimed.

            The shares owned by Lavin and the percentage holdings specified herein also do not reflect the 271,244 shares of Class A common stock of the Company held by Lavin Family Foundation, or 50,100 shares and 217,240 shares of the Company Class A common stock, respectively, held by Lavin solely in her capacity as co-trustee of a trust and sole trustee of trusts, respectively, for the benefit of Lavin's children and grandchildren.

    (c)      None, except as indicated in Item 3.

    (d)      None.

    (e) On January 23, 1997, the February Trust and January Trust ceased to hold greater than 5% of a class of securities. The January Trust currently holds no equity securities of the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                   None.

Item 7.   Material to be Filed as Exhibits.

                   None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 5, 1997



Signature:       /s/ Bernice E. Lavin

Name/Title:       Bernice E. Lavin, individually;
                  as co-trustee of the BEL February
                  1996 Grantor Annuity Trust; as
                  trustee of the Bernice E. Lavin
                  Trust u/a/d 12/18/87; as co-trustee
                  of the BEL January 1995 Grantor
                  Annuity Trust; as co-trustee
                  of another trust; and as sole trustee
                  of trusts for the benefit of her
                  children and grandchildren